06015139

GUS

Ref: adr060706

6 July 2006

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 12 2006
WASH, D.C.
185

Dear Sir

**Exemption number 82-5017**

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued since our last return together with copies thereof as appropriate.

Yours faithfully

**PAUL COOPER**
ASSISTANT COMPANY SECRETARY

Enc.

PROCESSED
JUL 14 2006
THOMSON
FINANCIAL

dw 7/14

# SCHEDULE OF DOCUMENTS ISSUED
## 29 JUNE 2006 TO 5 JULY 2006

| COMPANIES HOUSE FILINGS | | |
|---|---|---|
| 5 July 2006 | - | Forms 88(2) re allotment of shares |

| LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE | | |
|---|---|---|
| 29 June 2006 | - | Additional Listing |
| 30 June 2006 | - | Additional Listing |
| 3 July 2006 | - | Director/PDMR Shareholding |
| 3 July 2006 | - | Additional Listing |
| 4 July 2006 | - | Additional Listing |
| 5 July 2006 | - | Additional Listing |
| 5 July 2006 | - | Rejection of approaches |

Exemption No
82-5017

GUS

Ref: chcorres.pgc.roc88(2)s

5 July 2006

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

**Allotment of shares**

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFPO83

| | |
|---|---|
| **Company Number** | 146575 |
| **Company name in full** | GUS plc |
| | |

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)* | 12 | 06 | 2006 | \| | \| | \|\|\| |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 23,465 | 6,128 | 5,270 |
| Nominal value of each share | 29 3/43p | 29 3/43p | 29 3/43p |
| Amount (if any) paid or due on each share *(including any share premium)* | £5.540 | £6.755 | £8.092 |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)* | | | |

Companies house receipt date barcode

**This form has been provided free of charge by Companies House.**

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Cazenove Nominees Limited a/c ESOS part ID 142CN<br>Address: 20 Moorgate, London<br>UK Postcode EC2R 6DA | Class of shares allotted<br>Ordinary | Number allotted<br>58,873 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>**TOTAL** | Number allotted<br>58,873 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** 1

**Signed** [signature] **Date** 5 JULY 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

ESP-EXEC/E9212 Tel: 0870 836 4064

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFPO83

**Company Number** 146575

**Company name in full** GUS plc

## Shares allotted (including bonus shares):

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 12 | 06 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 5,241 | 18,769 | |
| Nominal value of each share | 29 3/43p | 29 3/43p | |
| Amount (if any) paid or due on each share *(including any share premium)* | £8.585 | £6.127 | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** 0

**Signed** [signature] **Date** 5 July 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

ESP-EXEC/E8254 Tel: 0870 836 4064

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

# 88(2)

**Return of Allotment of Shares**

CHFPO83

| | |
|---|---|
| **Company Number** | 146575 |
| **Company name in full** | GUS plc |
| | 1 of 2 |

## Shares allotted (including bonus shares):

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 13 | 06 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 35,018 | 1,089 | 858 |
| Nominal value of each share | 29 3/43p | 29 3/43p | 29 3/43p |
| Amount (if any) paid or due on each Share *(including any share premium)* | 384p | 523p | 508p |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*

**When you have completed and signed the form send it to The Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>**TOTAL CONTINUED** | Number allotted |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** 1

**Signed** [signature] **Date** 5 JULY 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFPO83

| | |
|---|---|
| **Company Number** | 146575 |
| **Company name in full** | GUS plc |
| | 2 of 2 |

## Shares allotted (including bonus shares):

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 13 | 06 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 904 | 312 | |
| Nominal value of each share | 29 3/43p | 29 3/43p | |
| Amount (if any) paid or due on each Share *(including any share premium)* | 648p | 687p | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*

**When you have completed and signed the form send it to The Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | | Shares and share class allotted | |
|---|---|---|---|
| Name | Cazenove Nominees Limited | Class of shares allotted | Number allotted |
| Address | 12 Tokenhouse Yard, London. | Ordinary | 995 |
| UK Postcode | EC2R 7AN | | |
| Name | | Class of shares allotted | Number allotted |
| Address | PLEASE SEE ATTACHED SCHEDULE | Ordinary | 37,186 |
| UK Postcode | | | |
| Name | | Class of shares allotted | Number allotted |
| Address | | | |
| UK Postcode | | | |
| Name | | Class of shares allotted | Number allotted |
| Address | | | |
| UK Postcode | | | |
| Name | | Class of shares allotted | Number allotted |
| Address | | **TOTAL** | **38,181** |
| UK Postcode | | | |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** 1

**Signed** [signature] **Date** 5 JULY 2000

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

**GUS plc**
**Attachment to Form 88(2) dated 5 July 2006**

| Title | Forename(s) | Surname | Address | | | | | Postcode | Shares Allotted |
|---|---|---|---|---|---|---|---|---|---|
| MRS | KATHRYN | ASHURST | 14 ROSEWOOD CLOSE | ABRAM | WIGAN | | | WN2 5XT | 175 |
| MR | STEPHEN RICHARD | BARKER | 20 HOWE ROCK PLACE | TATTENHOE | MILTON KEYNES | | | MK4 3BX | 1 |
| MRS | MARGARET LUISE | BELL | 17 SALTERS CLOSE | DARLINGTON | DURHAM | | | DL1 2AP | 351 |
| MRS | JUNE | BOOTH | 29 CHILTERN AVENUE | WHITWOOD | CASTLEFORD | WEST YORKSHIRE | | WF10 5PR | 703 |
| MR | MARTYN | BOX | 35 PANNIER PLACE | DOWNS BARN | MILTON KEYNES | | | MK14 7QJ | 439 |
| MR | EUGENE GERARD | BRAZIL | LAVENDER HOUSE | THE AVENUE | AMPTHILL | BEDFORDSHIRE | | MK45 2NR | 4,394 |
| MR | LIAM MICHEAL | BREHENEY | 31 SUMMERFIELDS WAY | ILKESTON | DERBYSHIRE | | | DE7 9HE | 1,195 |
| MR | DAVID | BUXTON | 102 ATHOLL DRIVE | HEYWOOD | BURY | | | OL10 3SH | 351 |
| MRS | MARY SUE | CAMPBELL | 80 CARDIFF ROAD | NEWPORT | GWENT | | | NP20 3AA | 439 |
| MRS | ROSEMARY | CAMPBELL | FOX HOLLOW | WOODLAND WAY | KINGSWOOD | SURREY | | KT20 6PA | 343 |
| MRS | ROSEMARY | CAMPBELL | FOX HOLLOW | WOODLAND WAY | KINGSWOOD | SURREY | | KT20 6PA | 171 |
| MS | SASHA | CHAUDHRI | 79 KENLEY ROAD | LONDON | | | | SW19 3DU | 131 |
| MRS | IRENE | COURT | 127 RAITHBY DRIVE | WIGAN | LANCASHIRE | | | WN3 5PZ | 175 |
| MS | MICHELLE SUZANNE | DOMINIC | BIRCHWOOD HALL FARM | MAIN STREET EAKRING | NEWARK | | | NG22 0DD | 878 |
| MR | NEDLLOYD | DSOUZA | 235 LOWER RICHMOND ROAD | PUTNEY | LONDON | | | SW15 1HJ | 515 |
| MR | NEDLLOYD | DSOUZA | 235 LOWER RICHMOND ROAD | PUTNEY | LONDON | | | SW15 1HJ | 171 |
| MR | NEDLLOYD | DSOUZA | 235 LOWER RICHMOND ROAD | PUTNEY | LONDON | | | SW15 1HJ | 181 |
| MISS | HELEN VALERIE | FANCY | 5 AMBERLEY WALK | KINGSMEAD | MILTON KEYNES | | | MK4 4AW | 1,089 |
| MR | STEPHEN | FEDTSCHYSCHAK | THE BUNGALOW | ECCLESHALL ROAD | LOGGERHEADS | MARKET DRAYTON | SHROPSHIRE | TF9 4NX | 4,394 |
| MRS | SHARON HEDLEY | FENN | 37 ELMHURST DRIVE | HUTHWAITE | SUTTON-IN-ASHFIELD | | | NG17 2NP | 878 |
| MR | STUART JAMES | FISH | 13 KENDAL ROAD | GRANGEFIELD | STOCKTON ON TEES | | | TS18 4PU | 342 |
| MR | DEREK | GAMMON | 167 COTSWOLD CRESCENT | WALSHAW PARK | BURY | LANCASHIRE | | BL8 1QL | 1,757 |
| MR | PAUL JOHN | GREENACRE | 21 PILLING STREET | BURY | LANCASHIRE | | | BL8 1NE | 263 |
| MRS | SUSAN | HARRISON | 10 STANLEY GROVE | REDCAR | | | | TS10 3LF | 703 |
| MRS | ALZIE | HUDSON | 36 LONDON FIELDS EAST SIDE | HACKNEY | LONDON | | | E8 3SA | 3,515 |
| MRS | GAYNOR | HUGHES | 30 PARR STREET | WARRINGTON | CHESHIRE | | | WA1 2JY | 175 |
| MR | ANDREW JAMES | KELLY | 11 MONKSIDE | FRYERNS | BASILDON | | | SS14 2QD | 1,054 |
| MRS | PAULINE | MEAD | 10 FURLONGS AVENUE | BRIDGWATER | | | | TA6 6JN | 351 |
| MS | M | OATES | 32 ROTHSAY STREET | LONDON | | | | SE1 4UE | 175 |
| MR | YATIN | PATEL | 41 LAYFIELD CRES | HENDON | LONDON | | | NW4 3UJ | 527 |
| MR | JOHN | PEACE | CAUNTON MANOR | MANOR ROAD | CAUNTON | NEWARK | NOTTS | NG23 6AD | 4,394 |
| MRS | KAREN | PETTS | 2 MAPPLEWELL DRIVE | OSSETT | WAKEFIELD | | | WF5 0RP | 1,054 |
| MR | JOHN | POWER | 52 PORTERHOUSE ROAD | RIPLEY | DERBYSHIRE | | | DE5 3FL | 4,394 |
| MR | JOHN ADRIAN | ROBERTS | 2 HEOL DINAS | WREXHAM | CLWYD | | | LL12 7RF | 102 |
| MRS | LESLEY MARY | STEWART | 328 PADIHAM ROAD | BURNLEY | LANCS | | | BB12 6ST | 703 |
| MR | EDWARD | TODD | 12 BEVINGTON CRESCENT | COUNDON | COVENTRY | | | CV6 1PE | 703 |
| | | | | | | | | TOTAL | 37,186 |

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFPO83

**Company Number** 146575

**Company name in full** GUS Plc

---

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)* | 19 | 06 | 2006 | | | |

| | |
|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary |
| Number allotted | 550 |
| Nominal value of each share | 29. ~~75p~~ 3/43p |
| Amount (if any) paid or due on each Share *(including any share premium)* | £5.23 |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)* | |

---

Companies house receipt date barcode

**This form has been provided free of charge by Companies House.**

**When you have completed and signed the form send it to The Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name - | Class of shares Allotted | Number allotted |
| Address – Cazenove Nominees Ltd – Designation SAD<br>20 Moorgate<br>London EC2R 6DA | ORDINARY | 550 |

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| | Class of shares Allotted | Number allotted |

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| | Class of shares Allotted | Number allotted |

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| | Class of shares Allotted | Number allotted |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** ☐

**Signed** ______________________ **Date** 5 July 2010

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Mr Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD Tel: 0870 836 4064

Lloyds TSB Registrars, Sophie de Lucia Tel 01903 833035

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFPO83

| | |
|---|---|
| **Company Number** | 146575 |
| **Company name in full** | GUS plc |
| | |

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 19 | 06 | 2006 | \| | \| | \|\|\| |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 25,097 | | |
| Nominal value of each share | 29 3/43p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | £6.7550 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Cazenove Nominees Limited a/c ESOS part ID 142CN | Class of shares allotted | Number allotted |
| Address 20 Moorgate, London | Ordinary | 25,097 |
| UK Postcode EC2R 6DA | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | **TOTAL** | **25,097** |
| UK Postcode | | |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** ☐

**Signed** [signature] **Date** 5 July 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| |
|---|
| PG Cooper, GUS plc, The Works |
| 5 Union Street, Manchester, M12 4JD |
| ESP-EXEC/E9349 Tel: 0870 836 4064 |
| DX number DX exchange |

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

# 88(2)

**Return of Allotment of Shares**

CHFPO83

| | |
|---|---|
| **Company Number** | 146575 |
| **Company name in full** | GUS plc |
| | 1 of 2 |

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)* | *Day* | *Month* | *Year* | *Day* | *Month* | *Year* |
| | 20 | 06 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 7,556 | 171 | 2,481 |
| Nominal value of each share | 29 3/43p | 29 3/43p | 29 3/43p |
| Amount (if any) paid or due on each Share *(including any share premium)* | 384p | 508p | 523p |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)* | | | |

**When you have completed and signed the form send it to The Registrar of Companies at:**

Companies house receipt date barcode

**This form has been provided free of charge by Companies House.**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| **Shareholder details** | **Shares and share class allotted** | |
|---|---|---|
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>**TOTAL** | Number allotted<br>**CONTINUED** |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** 1

**Signed** [signature] **Date** 5 July 2006

A director / secretary / ~~administrator / administrative receiver~~ / receiver manager / ~~receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFPO83

| | |
|---|---|
| **Company Number** | 146575 |
| **Company name in full** | GUS plc |
| | 2 of 2 |

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| Date | 20 | 06 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 68 | 41 | |
| Nominal value of each share | 29 3/43p | 29 3/43p | |
| Amount (if any) paid or due on each Share *(including any share premium)* | 648p | 687p | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*

**When you have completed and signed the form send it to The Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**This form has been provided free of charge by Companies House.**

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | | Shares and share class allotted | |
|---|---|---|---|
| Name | Cazenove Nominees Limited | Class of shares allotted | Number allotted |
| Address | 12 Tokenhouse Yard, London. | Ordinary | 547 |
| UK Postcode | EC2R 7AN | | |
| Name | | Class of shares allotted | Number allotted |
| Address | PLEASE SEE ATTACHED SCHEDULE | Ordinary | 9,770 |
| UK Postcode | | | |
| Name | | Class of shares allotted | Number allotted |
| Address | | | |
| UK Postcode | | | |
| Name | | Class of shares allotted | Number allotted |
| Address | | | |
| UK Postcode | | | |
| Name | | Class of shares allotted | Number allotted |
| Address | | **TOTAL** | **10,317** |
| UK Postcode | | | |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** 1

**Signed** [signature] **Date** 5 July 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

**GUS plc**

**Attachment to Form 88(2) dated 5 July 2006**

| Title | Forename(s) | Surname | Address | | | | Postcode | Shares Allotted |
|---|---|---|---|---|---|---|---|---|
| MRS | ROHINI | BAVISHI | 1 LIME TREE COURT | THE AVENUE | HATCH END | PINNER | HA5 4UX | 703 |
| MRS | ANN | BUCKLEY | 35 ARTHUR ROAD | GILLINGHAM | KENT | | ME8 9BT | 280 |
| MR | EARL NEREUS | DESOUZA | 177C CHERTSEY CRESCENT | NEW ADDINGTON | CROYDON | SURREY | CR0 0DH | 175 |
| MR | IAIN | DICKASON | 14 SANDALE CLOSE | GAMSTON | WEST BRIDGFORD | NOTTINGHAM | NG2 6QG | 439 |
| MISS | AMANDA T | HIGGINS | 37 SHELDRAKE ROAD | CASTLEFORD | WEST YORKSHIRE | | WF10 5SH | 703 |
| MRS | HEIDI REES | HILL | 56 TREHARNE STREET | PENTRE | MID GLAMORGAN | | CF41 7HY | 182 |
| MR | COLIN | MARKWELL | 38 CORAL REEF | NEWPORT BEACH | CA 92657 | USA | | 4,394 |
| MRS | JULIE | PLUMMER | 16 REINDEER ROAD | FAZELEY | TAMWORTH | STAFFORDSHIRE | B78 3SN | 439 |
| MISS | TONI ANN | REID | 62 FOLLINGHAM COURT | DRYSDALE PLACE | LONDON | | N1 6LZ | 703 |
| MRS | M | RICHARDS | 11 WOMERSLEY ROAD | KNOTTINGLEY | WEST YORKSHIRE | | WF11 8AA | 804 |
| MRS | CAROL ANN | THOMAS | 31 BRONLLWYN ROAD | GELLI | PENTRE | MID GLAMORGAN | CF41 7TE | 182 |
| MRS | MARGARET | WILLIAMS | 25 CLARK STREET | TREORCHY | MID GLAMORGAN | | CF42 6BE | 766 |
| | | | | | | | **TOTAL** | **9,770** |

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFPO83

| | |
|---|---|
| **Company Number** | 146575 |
| **Company name in full** | GUS plc |
| | |

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | Day | Month | Year |
|---|---|---|---|
| From | 22 | 06 | 2006 |
| To | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 23,112 | | |
| Nominal value of each share | 29 3/43p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | £6.7550 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Cazenove Nominees Limited a/c ESOS part ID 142CN<br>Address 20 Moorgate, London<br>UK Postcode EC2R 6DA | Class of shares allotted<br>Ordinary | Number allotted<br>23,112 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>**TOTAL** | Number allotted<br>**23,112** |

**Please enter the number of continuation sheet(s) (if any) attached to this form :**

**Signed** [signature] **Date** 5 July 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| | |
|---|---|
| PG Cooper, GUS plc, The Works | |
| 5 Union Street, Manchester, M12 4JD | |
| ESP-EXEC/JW/9398 | Tel: 0870 836 4064 |
| DX number | DX exchange |

**PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS**

# 88(2)

## Return of Allotment of Shares

CHFPO83

| | |
|---|---|
| **Company Number** | 146575 |
| **Company name in full** | GUS plc |
| | |

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|
| 22 | 06 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 2,996 | 177 | 13,024 |
| Nominal value of each share | 29 3/43p | 29 3/43p | 29 3/43p |
| Amount (if any) paid or due on each share *(including any share premium)* | £6.1270 | £6.5300 | £6.7550 |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)* | |

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Cazenove Nominees Limited a/c ESOS part ID 142CN<br>Address: 20 Moorgate<br>London<br>UK Postcode EC2R 6DA | Class of shares allotted: Ordinary | Number allotted: 16,197 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted: **TOTAL** | Number allotted: **16,197** |

**Please enter the number of continuation sheet(s) (if any) attached to this form :**

**Signed** [signature] **Date** 5 July 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/E9432 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFPO83

**Company Number** 146575

**Company name in full** GUS plc

## Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)* | 23 | 06 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 40,855 | | |
| Nominal value of each share | 29 3/43p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | £6.7550 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Cazenove Nominees Limited a/c ESOS part ID 142CN<br>Address: 20 Moorgate, London<br>UK Postcode EC2R 6DA | Class of shares allotted<br>Ordinary | Number allotted<br>40,855 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>**TOTAL** | Number allotted<br>**40,855** |

**Please enter the number of continuation sheet(s) (if any) attached to this form :**

**Signed** [signature] **Date** 5 July 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| | |
|---|---|
| PG Cooper, GUS plc, The Works | |
| 5 Union Street, Manchester, M12 4JD | |
| ESP-EXEC/E9433/SJK | Tel: 0870 836 4064 |
| DX number | DX exchange |

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

(a) # 88(2)

## Return of Allotment of Shares

CHFPO83

**Company Number** 146575

**Company name in full** GUS plc

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| | 23 | 06 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 8,772 | | |
| Nominal value of each share | 29 3/43p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | £6.7550 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

Companies house receipt date barcode

**This form has been provided free of charge by Companies House.**

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Cazenove Nominees Limited a/c ESOS part ID 142CN<br>Address 20 Moorgate, London<br>UK Postcode EC2R 6DA | Class of shares allotted<br>Ordinary | Number allotted<br>8,772 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>**TOTAL** | Number allotted<br>**8,772** |

**Please enter the number of continuation sheet(s) (if any) attached to this form :**

**Signed** [signature] **Date** 5 July 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

ESP-EXEC/AL/9472 Tel: 0870 836 4064

DX number DX exchange

**PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS**

# 88(2)

## Return of Allotment of Shares

CHFPO83

| | |
|---|---|
| **Company Number** | 146575 |
| **Company name in full** | GUS plc |
| | |

### Shares allotted (including bonus shares):

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| Date | 26 | 06 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 4,811 | | |
| Nominal value of each share | 29 3/43p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | £6.7550 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

### If the allotted shares are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)* | |

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Cazenove Nominees Limited a/c ESOS part ID 142CN<br>Address: 20 Moorgate,<br>London<br>UK Postcode EC2R 6DA | Class of shares allotted<br>Ordinary | Number allotted<br>4,811 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>**TOTAL** | Number allotted<br>**4,811** |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** [ ]

Signed [signature] Date 5 JULY 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/RW/9473 Tel: 0870 600 3970
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFP083

| | |
|---|---|
| **Company Number** | 146575 |
| **Company name in full** | GUS plc |
| | |

### Shares allotted (including bonus shares):

| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)* | From | | | To | | |
|---|---|---|---|---|---|---|
| | *Day* | *Month* | *Year* | *Day* | *Month* | *Year* |
| | 28 | 06 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 4,335 | 11,033 | |
| Nominal value of each share | 29 3/43p | 29 3/43p | |
| Amount (if any) paid or due on each share *(including any share premium)* | £6.1270 | £6.7550 | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Cazenove Nominees Limited a/c ESOS part ID 142CN<br>Address 20 Moorgate, London<br>UK Postcode EC2R 6DA | Class of shares allotted<br>Ordinary | Number allotted<br>15,368 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>**TOTAL** | Number allotted<br>**15,368** |

**Please enter the number of continuation sheet(s) (if any) attached to this form :**

**Signed** [signature] **Date** 5 JULY 2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

ESP-EXEC/JW/9506 Tel: 0870 836 4064

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

(12)

# 88(2)

## Return of Allotment of Shares

CHFP083

**Company Number** 146575

**Company name in full** GUS Plc

---

### Shares allotted (including bonus shares):

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 29 | 06 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 838 | | |
| Nominal value of each share | 29 ~~¾p~~ 3/43 p | | |
| Amount (if any) paid or due on each Share *(including any share premium)* | 384p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

### If the allotted shares are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*

---

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

**When you have completed and signed the form send it to The Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name - JP Morgan Cazenove Nominees Limited<br>Address - 20 MOORGATE<br>LONDON<br>EC2R 6DA | Class of shares Allotted<br>ORDINARY | Number allotted<br>838 |

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| | Class of shares Allotted | Number allotted |

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| | Class of shares Allotted | Number allotted |

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| | Class of shares Allotted | Number allotted |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** ☐

**Signed** [signature] **Date** 5 July 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

| | |
|---|---|
| Mr Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD Tel: 0870 836 4064 | |
| | |
| Lloyds TSB Registrars, Alan Walsh Tel 01903 833309 | |
| DX number | DX exchange |

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFPO83

**Company Number** 146575

**Company name in full** GUS plc

---

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 30 | 06 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 11,197 | | |
| Nominal value of each share | 29 3/43p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | £6.7550 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

---

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Cazenove Nominees Limited Desig: ESOS Part ID: 142CN<br>Address 20 Moorgate<br>London<br>UK Postcode EC2R 6DA | Class of shares allotted<br>Ordinary | Number allotted<br>9,915 |
| Name Mr. Andrew Ward<br>Address Wood End Cottage, Wood End,<br>Nash, Milton Keynes,<br>Buckinghamshire UK Postcode MK17 0EL | Class of shares allotted<br>Ordinary | Number allotted<br>1,282 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>**TOTAL** | Number allotted<br>**11,197** |

**Please enter the number of continuation sheet(s) (if any) attached to this form :**

**Signed** [signature] **Date** 5 July 2011

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/ JL/9559 Tel: 0870 836 4064
DX number DX exchange

**Exemption number 82-5017**

REG-GUS PLC Additional Listing Released: 29/06/2006

RNS Number:3655F
GUS PLC
29 June 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 200,000 Ordinary shares of 29 3/43p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

The Block listings consist of 50,000 shares to be issued under the GUS plc 1998 Approved Executive Share Option Scheme and 150,000 shares to be issued under the GUS plc 1998 Non-Approved Executive Share Option Scheme.

**Exemption number 82-5017**

REG-GUS PLC Additional Listing Released: 30/06/2006

RNS Number:4439F
GUS PLC
30 June 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 200,000 Ordinary shares of 29 3/43p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

The Block listings consist of 50,000 shares to be issued under the GUS plc 1998 Approved Executive Share Option Scheme and 150,000 shares to be issued under the GUS plc 1998 Non-Approved Executive Share Option Scheme.

Exemption number 82-5017

Ref: PGC/Ann030706US

3 July 2006

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

**REGULATORY NEWS SERVICE**
**HEADER MESSAGE**

| | |
|---|---|
| COMPANY NAME: | GUS plc |
| ISSUED BY: | Gordon Bentley – Company Secretary |
| SECURITY NUMBER: | 160792 |
| DATE AND TIME FOR RELEASE: | Immediate |
| CONFIRMATION: | Not required |
| CONTACT NAME AND TELE NO: | Paul Cooper, 0870 836 4064 |

**SEE ATTACHED ANNOUNCEMENT**

# GUS plc
# ("THE COMPANY")

## INTERESTS IN CONNECTION WITH GUS CO-INVESTMENT PLANS

As previously disclosed, Don Robert (a director of the Company) was granted an award under the GUS North America Co-Investment Plan in 2003 that increased his interests in ordinary shares by 92,448 ordinary shares. This award vested on 20 June 2006 and, as a result of satisfying tax liabilities falling due on the vesting of this award, Mr Robert ceased to have an interest in 32,357 ordinary shares.

Christopher Callero (a person discharging managerial responsibility) was granted an award under the GUS North America Co-Investment Plan in 2003 that increased his interests in ordinary shares by 40,539 ordinary shares. This award vested on 20 June 2006 and, as a result of satisfying of tax liabilities falling due on the vesting of this award, Mr Callero ceased to have an interest in 14,189 ordinary shares.

**Exemption number 82-5017**

REG-GUS PLC Additional Listing Released: 20/06/2006

REG-GUS PLC Additional Listing Released: 03/07/2006

RNS Number:5389F
GUS PLC
03 July 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 200,000 Ordinary shares of 29 3/43p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

The Block listings consist of 50,000 shares to be issued under the GUS plc 1998 Approved Executive Share Option Scheme and 150,000 shares to be issued under the GUS plc 1998 Non-Approved Executive Share Option Scheme.

**Exemption number 82-5017**

REG-GUS PLC Additional Listing Released: 04/07/2006

RNS Number:6233F
GUS PLC
04 July 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 200,000 Ordinary shares of 29 3/43p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

The Block listings consist of 50,000 shares to be issued under the GUS plc 1998 Approved Executive Share Option Scheme and 150,000 shares to be issued under the GUS plc 1998 Non-Approved Executive Share Option Scheme.

**Exemption number 82-5017**

REG-GUS PLC Additional Listing Released: 05/07/2006

RNS Number:7002F
GUS PLC
05 July 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 200,000 Ordinary shares of 29 3/43p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

The Block listings consist of 50,000 shares to be issued under the GUS plc 1998 Approved Executive Share Option Scheme and 150,000 shares to be issued under the GUS plc 1998 Non-Approved Executive Share Option Scheme.

**Exemption number 82-5017**

REG-GUS PLC Rejection of approaches Released: 05/07/2006

RNS Number:7386F
GUS PLC
05 July 2006

GUS plc

Rejection of approaches

GUS plc, the retail and business services group, today confirms that it has received a number of expressions of interest in each of Argos Retail Group and Experian in recent months.

The Board of GUS has considered the merits of these approaches and has reviewed the situation at its regular Board meeting today. It has concluded that shareholder interests are better served by proceeding with the previously announced demerger of Argos Retail Group and Experian.

Enquiries

| | | |
|---|---|---|
| GUS | David Tyler, Group Finance Director<br>Fay Dodds, Director of Investor Relations | 0207 495 0070 |
| Finsbury | Rupert Younger<br>Rollo Head | 0207 251 3801 |